[Goodrich Petroleum Corporation Letterhead]

September 19, 2005

VIA EDGAR AND FAX

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Attn:	Ms. Regina Balderas
Division of Corporation Finance

Re:	Goodrich Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 25, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005
Filed May 10, 2005
Response Letter Dated August 24, 2005
File No. 1-12719

Ladies and Gentlemen:

On behalf of Goodrich Petroleum Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 15, 2005 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2004 and Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005. For your convenience, we have repeated in italics each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

Comment 1:

Engineering Comments

NOTE P—Supplemental Oil and Gas Reserve Information (Unaudited), page 55

1.	In your response 3, you request that we “consider accepting these enhanced disclosures in our Fiscal Year 2005 Form 10-K together with corresponding disclosure on material differences arising between year-end 2004 and 2005 reserves.” Please affirm to us that you will make such disclosures beginning with your 2005 Form 10-K.

We hereby affirm that we will provide enhanced disclosures in our 2005 Form 10-K of the material historical differences between our year-end 2003 and 2004 reserves together with corresponding disclosure on material differences arising between year-end 2004 and 2005 reserves.

Securities and Exchange Commission

September 19, 2005

Should you have any questions or clarifications regarding our responses, please do not hesitate to contact the undersigned by telephone at 713-780-9494.

Very truly yours,

/s/ D. Hughes Watler
D. Hughes Watler, Jr.
Chief Financial Officer